Exhibit 99.33

Elemetal® and NTR Metals® Announce Intentions to Convert DGSE Debt to Equity

DALLAS, TEXAS, February 8, 2016. Elemetal, LLC announced its proposal to DGSE Companies, Inc. (“DGSE”) to satisfy $2.5MM of debt owed by DGSE to Elemetal as a result of bullion-related transactions in 2015 in exchange for DGSE stock and stock options.

Under the terms of Elemetal’s proposal, in exchange for satisfaction of $2.5MM of debt owed by DGSE to Elemetal, Elemetal would acquire, (a) 6,345,177 shares of common stock of DGSE at a stock price of 39.4 cents per share, which represents an approximately fifteen percent premium over the 120-day moving average price, and (b) a one-year option to purchase from DGSE 2,538,071 shares of DGSE common stock at the exercise price of 39.4 cents per share.

NTR Metals, LLC announced its similar proposal to DGSE Companies, Inc. to convert the approximately $2.4MM of debt owed by DGSE to NTR into equity.

Under the terms of NTR’s proposal, NTR would acquire 6,079,154 shares of the common stock of DGSE at a stock price of 39.4 cents per share, which represents an approximately fifteen percent premium over the 120-day moving average price, in exchange for satisfaction of the DGSE debts owed to NTR from the July 19, 2012 Loan Agreement between DGSE and NTR and associated $7.5MM Revolving Credit Note of the same date executed by DGSE in favor of NTR, the balance of which, as of December 31, 2015, including principal and interest, was $2,395,186.99.

The proposals of Elemetal and NTR are subject to negotiation of definitive agreements and the opportunity to complete confirmatory due diligence. Neither Elemetal nor NTR can provide any assurance that it will reach a definitive agreement with respect to the proposed transactions, or that the transactions will be consummated.